I-PASS PATIENT SAFETY INSTITUTE, INC.
TERM SHEET /
SUMMARY OF THE OFFERING

1. This **Term Sheet** summarizes the investment details for an offering (the "Offering") by I-PASS Patient Safety Institute, Inc., a Delaware corporation.

2. **The Issuer:** I-PASS Patient Safety Institute, Inc., a Delaware corporation (the "Company").

3. **The Offering**: All Shares will be offered to investors (each an “Investor” and collectively the “Investors”) on a "Best Efforts" basis by the Company, subject to the Company's right to reject any subscription in whole or part, in its sole discretion. There is no requirement that a minimum number of shares must be sold for the Offering to proceed and the Company will use Offering proceeds as they are received. The funds are not returnable once they have been received by the Company.

   All investors investing $10,000 or more shall be issued shares of Series A Seed Preferred Stock on the following terms:

Securities Offered:	Series A Seed Preferred Stock
Price per Share:	$8.5511 per share

   All investors investing less than $10,000 shall be issued shares of Series B Preferred Stock on the following terms:

Securities Offered:	Series B Seed Preferred Stock
Price per Share:	$8.5511 per share

   The total number of shares of Series A Seed Preferred Stock and Series B Preferred Stock to be offered is 116,944 for a total Offering amount of $1,000,000, provided that in no case with the proportion of number of shares of Series A Seed Preferred Stock offered under this Offering exceed 105,249 shares. The number of shares of Series A Seed Preferred Stock and Series B Preferred Stock to be issued within the total number of 116,944 shares will depend on the number of investors in the Offering who invest $10,000 or more and the number of investors in the Offering who invest less than $10,000. The Company reserves the right to limit the number of shares of Series A Seed Preferred Stock or Series B Seed Preferred Stock sold within that maximum amount. The Company reserves the right to discontinue the Offering at any time in its sole discretion.

   The Series A Seed Preferred Shares being sold in this Offering are identical to the shares of preferred stock that the Company has outstanding immediately prior to this Offering.

4. **Risk Factors**: An investment in the Company involves a high degree of risk. See: “Risk Factors” attached to the Subscription Agreement.

5. **Description of Business**: The Company operates as provider of Software as a Service solutions and related professional services which are sold directly to its customers, which are hospitals. See the Company's "Business Plan" attached for additional details regarding the Company's business.

6. **Use of Funds**: The funds raised from the investment in the Company will be used for particular categories of expenditures. See: "Use of Funds" section in the Form C.

7. **Capitalization**: The capitalization of the Company, before the offering contemplated through this offering memorandum, and after this offering memorandum (assuming the maximum shares are sold) is as follows:

	Pre-Offering		Post-Offering (at maximum)	
	Authorized	Oustanding	Authorized	Oustanding
Preferred Stock (a)	175,415	175,415	402,052	294,698
Common Stock	1,110,963	837,136	1,228,970	837,136
Totals	1,286,378	1,012,551	1,631,022	1,131,834

(a) The current outstanding preferred stock is all Series A Preferred Stock. The mix of Series A Preferred Stock and Series B Preferred Stock after the offering will depend on the mix of purchases under this offering.

Common Stock Reserved for Future Issuance:

	Pre-Offering	Post-Offering
	Authorized, Not Outstanding	Authorized, Not Outstanding
Conversion of preferred stock	175,415	294,698
Stock option pool, including 45,750 options outstanding	70,000	70,000
Issuable to Boston Children's Hospital under trademark agreement	27,136	27,136
Undesignated	1,276	-
	273,827	391,834

8. **Description of Securities**:

The following is a summary of the rights of our capital stock as provided in our Second Amended and Restated Certificate of Incorporation and Second Amended and Restated Stock Holders Agreement, to which each investor will become a party at closing.

Series A Seed Preferred Stock

The rights, preferences and privileges of the Series A Seed Preferred Stock are as follows:

Voting. Each shareholder of Series A Seed Preferred Stock is entitled to a vote along with holders of common stock, based on the number of shares into which the Series A Seed Preferred Stock is convertible. Certain matters require a vote of the combined total shareholders who hold shares with voting rights, and certain matters require the affirmative vote of both the total shareholders who hold shares with voting rights, on an as converted basis, and also require the vote of the Series A Seed Preferred Stockholders.

Dividends. The holders of Series A Seed Preferred Stock are entitled to dividends along with the holders of the Series B Seed Preferred Shares, pari passu, when and if declared by the Company's Board of Directors. As of the date of this Offering Memorandum, the Board of Directors has not declared any dividends.

Liquidation Preference. In the event of any voluntary or involuntary liquidation of the Company, the holders of Series A Seed Preferred Stock, along with the holders of the Series B Seed Preferred Shares, pari passu, shall be entitled to be paid out the net assets of the Company, up to the liquidation preference, before any payment shall be made to the holders of common stock. The remaining assets, if any, shall be then distributed to all shareholders of the Company, based on the number of shares of common stock that are outstanding, or would be outstanding had the Preferred Stock converted into common stock. The aggregate liquidation preference of the Series A Seed Preferred Stock outstanding is $1,499,991 as of the date of this Offering Memorandum.

Conversion. The Series A Seed Preferred Stock is convertible into common stock, automatically upon an initial public offering of the Company's common stock, or upon the change of control of the Company at the conversion rate then in effect, which is currently one share of common stock for each share of preferred stock.

Transferability. The shares of Series A Seed Preferred Stock are transferable subject, other than in defined circumstances such as when shares are transferred into a trust or similar reason, to a right of first refusal of the Company, certain holders of Common Stock and the other holders of Series A Seed Preferred Stock. Additionally, certain holders of Common Stock and the other holders of Series A Preferred Stock shall have right of co-sale with respect to such transfers. The shares of Series A Seed Preferred Stock are subject to a drag along in the event of a sale of the Company.

Redemption. The Series A Seed Preferred Stock is not redeemable.

Information Rights. The Series A Seed Preferred Stockholders are entitled to receive limited information from the Company, including a semi-annual report on the business and financial results.

Series B Seed Preferred Stock

The rights, preferences and privileges of the Series B Seed Preferred Stock are as follows:

Voting. Each shareholder of Series B Seed Preferred Stock has no voting rights.

Dividends. The holders of Series B Seed Preferred Stock are entitled to dividends along with the holders of the Series A Seed Preferred Shares, pari passu, when and if

declared by the Company's Board of Directors. As of the date of this Offering Memorandum, the Board of Directors has not declared any dividends.

Liquidation Preference. In the event of any voluntary or involuntary liquidation of the Company, the holders of Series B Seed Preferred Stock, along with the holders of the Series A Seed Preferred Shares, pari passu, shall be entitled to be paid out the net assets of the Company, up to the liquidation preference, before any payment shall be made to the holders of common stock. The remaining assets, if any, shall be then distributed to all shareholders of the Company, based on the number of shares of common stock that are outstanding, or would be outstanding had the Preferred Stock converted into common stock. The aggregate liquidation preference of the Series B Seed Preferred Stock outstanding is $0 as of the date of this Offering Memorandum.

Conversion. The Series B Seed Preferred Stock is convertible into common stock, automatically upon an initial public offering of the Company's common stock, or upon the change of control of the Company at the conversion rate then in effect, which is currently one share of common stock for each share of preferred stock.

Transferability. The shares of Series B Seed Preferred Stock are not transferable other than in defined circumstances such as when shares are transferred into a trust or similar reason.

Redemption. The Series B Seed Preferred Stock is not redeemable.

Information Rights. The Series B Seed Preferred Stockholders are entitled to receive limited information from the Company, including a semi-annual report on the business and financial results.

Common Stock

The rights, preferences and privileges of the Common Stock are as follows:

Voting. Each shareholder of common stock is entitled to one vote.

Dividends. The holders of common stock are entitled to dividends when and if declared by the Company's Board of Directors, subject to the preference rights of preferred stockholders.

Liquidation Preference. In the event of any voluntary or involuntary liquidation of the Company, the holders of preferred stock shall be entitled to be paid out the net assets of the Company, up to the liquidation preference, before any payment shall be made to the holders of common stock. The remaining assets, if any, shall be then distributed to all shareholders of the Company, based on the number of shares of common stock that are outstanding, or would be outstanding had the preferred stock converted into common stock. The aggregate liquidation preference of the preferred stock outstanding is $1,499,991 as of the date of this Offering Memorandum.

Transferability. The shares of common stock are transferable in certain circumstances. The Company, and then the other shareholders of Common Stock or Series A Seed Preferred Stock shall have a right of first refusal on any proposed transfer of common stock, other than in defined circumstances such as when shares is transferred into a trust or similar reason.

Vesting. As of June 30, 2017, 69,999 shares of common stock are subject to vesting.

9. **Investors**: The securities of the Company described herein are being offered to accredited investors and to non-accredited investors pursuant to the rules and regulations of Regulation Crowdfunding, including the investment limits set forth in Section 4(a)(6) of the Securities Act of 1933, as amended.

10. **Management**: The Company is managed by the Company's Officers and the Board of Directors. The Board of Directors is currently comprised of William Floyd (our CEO); Tim O'Shea (our VP, Business Development); Christopher Landrigan, Amy Starmer, Nancy Spector and Theodore Sectish (each of these four being founders of the Company); and Zac Zeitlin (appointed in November 2016 by the preferred stockholders). Our Bylaws state that the Board shall initially consist of seven (7) Directors, and shall be fixed from time to time based on a vote of the majority of then existing Directors. The stockholders of the Company have agreed to vote their shares in a manner described in the Second Amended and Restated Stockholders Agreement with respect to the election, removal and replacement of directors.

11. **Closing**: Once the Company has received an executed subscription and shareholder's agreement and funds from an investor, the investors subscribing at that time will be accepted and the proceeds will be available for use by the Company. The Company may continue to offer the Stock for sale until all the Series A Seed Preferred Stock and Series B Preferred Stock in the Offering is sold, or may discontinue the offering at any time.

12. **How to Invest**: Investors must deliver to the Company:

a. A completed and executed "Joinder Agreement Signature Page to Investor Documents of I-PASS Patient Safety Institute, Inc.", incorporating the following investor documents: "Term Sheet/Summary of Offering," "2017 Series Seed Preferred Stock Purchase Agreement," "Second Amended and Restated Stockholders Agreement", and "Statement of Risk Factors";

b. Any documentation needed to establish status as an accredited investor, which may include financial statements or other information;

a. A check or wire transfer for the amount of the subscription made

payable to "Wefunder Portal LLC"; and

b. All subscriptions for Stock are subject to acceptance by the Company, which may reject or reduce a subscription for any reason.